Exhibit 99.4

RNS Number: 9640Y
Wolseley PLC
24 May 2004

Wolseley plc
Update on Recent Acquisition Activity

Wolseley plc, the world’s largest specialist trade distributor of plumbing, heating and building materials products provides an update on recent acquisitions.

Since Wolseley’s Interim results announcement on 22 March 2004 a further five additional distribution businesses in Europe and North America have been acquired for an aggregate consideration of approximately £44 million in cash.

These acquisitions bring Wolseley’s total spend on acquisitions, including debt acquired, since the beginning of the financial year, to approximately £122 million. In total, the 14 acquisitions completed to date are expected to add approximately £303 million to group turnover in a full year. Goodwill related to these 14 acquisitions is estimated to be around £50 million.

Details of the additional five acquisitions are set out below.

North American Plumbing and Heating Distribution

In March 2004, Ferguson acquired Municipal Pipe and Fabricating Company and Municipal Pipe and Fabricating Company S.W. (“Municipal Pipe”). Municipal Pipe is a distributor of water and wastewater materials, including pipe, valves, fittings and fire hydrants with locations in Houston, San Antonio, Austin and Mission, Texas. The acquisition of Municipal Pipe extends Ferguson’s current waterworks presence within the state of Texas and complements existing operations in Dallas, Austin and Corpus Christi. Municipal Pipe had sales of £37.5 million in the year to 30 September 2003 and net assets of £6.4 million at that date.

Also in March 2004, Wolseley Canada acquired Salles de Bain du Coteau Inc., a luxury bath showroom selling plumbing products primarily to contractors and their customers in Terrebonne, Quebec. Salles de Bain du Coteau had sales of £1.6 million in the year to 31 October 2003 and net assets of £0.6 million at that date.

In May 2004, Wolseley Canada acquired Murray Industrial Ltd., a leading supplier of industrial supplies based in St. John’s, Newfoundland. Operating from three branches, Murray Industrial has been providing industrial supplies to the energy, mining, pulp and paper sectors for more than 20 years. It had sales of £ 2.2 million in the year to 31 December 2003 and net assets of £0.3 million at that date. Murray Industrial will provide a platform for Wolseley Canada to further develop its business in PVF, engineered pipe, plumbing and HVAC/R in Newfoundland.

US Building Materials Distribution

In May 2004, Stock Building Supply acquired Bellevue Builders Supply of Albany/ Schenectady, NY. Bellevue operates from 7 branches, a distribution centre, a truss manufacturing centre, a kitchen warehouse and a manufacturing centre that specialises in doors, stairs, worktops and wall panels. It had sales of £53 million in the year to 31 December 2003 and net assets of £15.2 million at that date.

European Distribution

Also in May 2004, PBM in France acquired Quercy Negoce, a single branch building materials distributor based in the north of France. Quercy Negoce had sales of £ 1.8 million in the year to 31 December 2003 and net assets of £0.2 million at that date.

The segmental split of the total acquisition spend since 1 August 2003 has been:
Division	No. of Acquisitions	Spend £ million
European Distribution	3	57
US Building Materials Distribution	4	38
North American Plumbing & Heating Distribution	7	27

TOTAL	14	122

Charlie Banks, Group Chief Executive of Wolseley said:

“As we said in our interim results on 22 March 2004, the underlying performance of the group remains strong. These bolt-on acquisitions will further strengthen our presence in Europe and North America, and they support our strategy of growing the business via acquisition and organic growth.”

Exchange Rates

The following exchange rates have been used for the five acquisitions noted above:     £1 = $1.80, £1 = €1.47, £1 = C$2.46.

Press/Investor Enquiries:
Wolseley plc Guy Stainer Head of Investor Relations	0118 929 8700

Brunswick Nina Richmond	020 7404 5959

Notes to Editors

Wolseley plc is the world’s largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe. Group sales for the year ended 31 July 2003 were approximately £8.2 billion and operating profit, before goodwill, was £473 million. Wolseley has around 47,000 employees operating in 13 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Luxembourg and Denmark. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOL.L, NYSE: WOS) and is in the FTSE 100 listed companies.

This information is provided by RNS
The company news service from the London Stock Exchange

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